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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the Month of September 2004

                        SHINHAN FINANCIAL GROUP CO., LTD.
                 (Translation of registrant's name into English)

              120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F  X          Form 40-F
                                   ---                   ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                            Yes                   No  X
                                ---                  ---

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

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RESOLUTION TO INCORPORATE GOOD MORNING SHINHAN SECURITIES AS A WHOLLY-OWNED
SUBSIDIARY OF SHINHAN FINANCIAL GROUP

We, or Shinhan Financial Group (the "Group"), are currently holding 60.5% of equity ownership interest in Good Morning Shinhan Securities ("GMSH"). Pursuant to a resolution of our board of directors on September 17, 2004, we decided to acquire by the end of December 2004 the remaining equity interest in GMSH currently held by minority stockholders in the form of common stock and preferred stock through a small-scale share swap under Korean law. Prior to the small-scale share swap, we will also conducting a limited cash tender offer for 1,529,326 shares of preferred stock, representing 40% of total preferred stock outstanding and 0.96% of total equity shares (consisting of both common and preferred stock) outstanding, of GMSH. For the avoidance of doubt, the cash tender offer is not available for common stockholders of GMSH.

The followings are the details of the share swap and tender offer:

1.   Exchange Ratio for Share Swap

     Pursuant to Article 190 and 2 of the Securities and Exchange Act of Korea, the market price used for calculating the exchange ratios in the share swap are as follows:

     -    Common stock of Shinhan Financial Group: KRW 20,492

     -    Common stock of GMSH: KRW 3,345

     -    Preferred stock of GMSH: KRW 2,002

     Based on the above applicable market prices, the exchange ratios were determined as follows:

     - One share of common stock of GMSH are exchangeable into 0.1633 share of common stock of the Group; and

     - One preferred share of GMSH are exchangeable into 0.0977 share of common stock of the Group.

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2.   Cash Tender Offer

     The cash tender offer for GMSH's preferred stock as described above is scheduled to be kept open from September 24, 2004 to October 13, 2004 at KRW 2,500 per share, which is a 23.8% premium over the market closing price of KRW 2,020 as of September 16, 2004. We will purchase all of the shares tendered in response to the cash tender offer unless the total number of tendered shares exceed 1,529,326 shares, in which case, we will purchase up to 1,529,326 shares of GMSH's preferred stock so tendered on a pro rata basis.

     -    Number of shares in Cash Tender Offer:    Up to 1,529,326 shares of
                                                    preferred stock of GMSH

     -    Cash Tender Offer Price (purchase price): KRW 2,500 per share

     -    Total Consideration:                      KRW 3.82 billion

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3.   Timetable for the Share Swap and Cash Tender Offer (based on Korea Time)(1)

     -    Sept. 17, 2004 (Fri) :               Resolution of the Group's board
                                               of directors on the share swap
                                               and the cash tender offer

     -    Sept. 30, 2004 (Thur):               Record date for the Group's
                                               shareholders entitled to vote(2)

     -    Oct. 1 (Fri) ~ Oct. 6, 2004 (Wed):   Dissent period for shareholders
                                               of the Group

     -    Oct. 27, 2004 (Wed):                 Record date for GMSH's
                                               shareholders entitled to vote

     -    Sept. 24 (Fri) ~ Oct 13, 2004 (Wed): Cash tender offer period

     -    Nov. 26, 2004 (Fri):                 General shareholders' meeting of
                                               GMSH

     -    Nov. 26 (Fri) ~ Dec 6, 2004 (Mon):   Buy-back exercise period for
                                               dissenting shareholders of GMSH

     -    Dec 23, 2004 (Thur):                 Effective date of exchange of
                                               GMSH shares (both common and
                                               preferred stock) into shares of
                                               common stock of the Group.


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1    This schedule is subject to change as a result of, among other things, consultation with the relevant regulatory agencies in Korea.

2 The Group's general shareholders meeting is exempt and not required for transactions that qualify as a small-scale share swap under Korean law and, accordingly, dissenting shareholders' rights to request the Group to buy-back the dissenting shareholders' shares are not available.

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4.   Dissenting Shareholders' Rights

     Under Korean law, stockholders of GMSH's common stock and preferred stock dissenting to the proposed share swap are entitled to request GMSH to buy back their shares at KRW 3,330 and KRW 1,933 respectively. Shareholders of the Group are not entitled to such dissenting shareholders' rights as this program qualifies as a small-scale-share swap under Korean law. The effective date of the share swap is scheduled for December 23, 2004.

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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               SHINHAN FINANCIAL GROUP CO., LTD.


                                               By /s/ Byung Jae Cho
                                               ---------------------------------
                                               Name:  Byung Jae Cho
                                               Title: Chief Financial Officer


Date : September 17, 2004